February 9, 2023

Attn: Gregory Herbers

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Hempacco Co., Inc. Withdrawal of Acceleration Request - Registration Statement on Form S-1 File No. 333-269566

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 3, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Tuesday, February 7, 2023, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally withdraw our prior request for acceleration.

Thank you for your assistance.

Sincerely,

Hempacco Co., Inc.

/s/ Sandro Piancone

Sandro Piancone

President and Chief Executive Officer